Exhibit 4.18

Affimed GmbH - Im Neuenheimer Feld 582 - 69120 Heidelberg

Perceptive Credit Opportunities Fund, LP
Attn.: Joseph Edelman
499 Park Avenue, 25th Floor
New York, New York 10022
United States of America

April 29, 2015

Affimed Loan Agreement: Amendment to include Affimed Inc. as member of the Group

Dear Mr. Edelman,

As discussed by email between Sandeep and me, Affimed GmbH intends to grant upfront financing (contribution to equity) to Affimed Inc., c/o Morris & Morris, P.C., 32 Kearney Road, Needham Heights, MA 02494, a wholly owned subsidiary of Affimed GmbH, in an amount of USD 100,000. We agreed that Affimed GmbH may provide the aforementioned funding to Affimed Inc., if the Term Facility Agreement between Affimed GmbH and Perceptive Credit Opportunities Fund, LP is amended as to also include Affimed Inc. as a member of the Group.

We hereby agree that Affimed Inc. shall be considered a member of the Group under the Term Facility Agreement dated July 28, 2014 as defined in Section 1.1 thereof as well as a member of the Group under the Global Assignment Agreement dated July 28, 2014 as defined in Section 1.1 thereof, provided however that any additional funding of Affimed Inc. by another member of the Group requires prior approval of the Lender.

As a sign of your agreement, please return a duly executed copy of this letter to us by either fax to +49 6221 65307 77 or by overnight courier.

Affimed GmbH /s/ Florian Fischer	/s/ Michael Wolf
Florian Fischer Chief Financial Officer	Michael Wolf Head of Finance

Agreed: Perceptive Credit Opportunities Fund, LP By: Perceptive Credit Opportunities GP, LLC, its general partner /s/ Joseph Edelman
Joseph Edelman Chief Executive Officer & Portfolio Manager Date: April 30, 2015